Condensed Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2017 and March 31, 2016

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended March 31,
		2017	2016

Revenue	15	$68,545	$61,067
Cost of sales excluding depreciation and amortization	16	51,406	41,058
Depreciation and amortization		8,439	5,796
Mine operating margin		8,700	14,213

Other expenses/(income)
Exploration expense		672	442
General and administrative		7,992	7,222
Finance expense, net	17	2,793	2,106
Other income		(174)	(78)
(Gain)/loss on fair value of financial instruments, net	4	(2,498)	2,207
Loss on conversion of 7% Convertible Debentures, net	10	165	—
Net (loss)/income and comprehensive (loss)/income		$(250)	$2,314
Net (loss)/income attributable to non-controlling interest		(420)	263
Net income attributable to Golden Star shareholders		$170	$2,051

Net income per share attributable to Golden Star shareholders
Basic and diluted	14	$ 0.00	$0.01
Weighted average shares outstanding-basic (millions)		359.0	259.9
Weighted average shares outstanding-diluted (millions)		371.2	264.9
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	March 31, 2017	December 31, 2016

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$36,455	$21,764
Accounts receivable		4,159	7,299
Inventories	5	45,559	44,381
Prepaids and other		5,728	3,926
Total Current Assets		91,901	77,370
RESTRICTED CASH		6,493	6,463
MINING INTERESTS	6	222,715	215,017
Total Assets		$321,109	$298,850

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	7	$85,811	$92,900
Derivative liabilities	4	3,179	2,729
Current portion of rehabilitation provisions	8	5,445	5,515
Current portion of deferred revenue	9	19,635	19,234
Current portion of long term debt	10	18,151	15,378
Current portion of other liability	13	9,744	2,073
Total Current Liabilities		141,965	137,829
REHABILITATION PROVISIONS	8	70,757	71,867
DEFERRED REVENUE	9	101,188	94,878
LONG TERM DEBT	10	79,760	89,445
LONG TERM DERIVATIVE LIABILITY	4	9,927	15,127
LONG TERM OTHER LIABILITY	13	4,119	10,465
Total Liabilities		407,716	419,611

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	11	780,248	746,542
CONTRIBUTED SURPLUS		34,559	33,861
DEFICIT		(832,781)	(832,951)
Deficit attributable to Golden Star shareholders		(17,974)	(52,548)
NON-CONTROLLING INTEREST		(68,633)	(68,213)
Total Deficit		(86,607)	(120,761)
Total Liabilities and Shareholders' Equity		$321,109	$298,850
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended March 31,
	Notes	2017	2016

OPERATING ACTIVITIES:
Net (loss)/income		$(250)	$2,314
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization		8,444	5,801
Share-based compensation	13	4,715	4,344
Gain on fair value of embedded derivatives	4	(3,131)	—
Recognition of deferred revenue	9	(3,289)	(2,775)
Proceeds from Royal Gold stream	9	10,000	—
Reclamation expenditures	8	(1,491)	(1,532)
Other	20	2,727	2,615
Changes in working capital	20	(8,287)	(9,839)
Net cash provided by operating activities		9,438	928
INVESTING ACTIVITIES:
Additions to mining properties		(155)	(264)
Additions to construction in progress		(16,548)	(15,650)
Change in accounts payable and deposits on mine equipment and material		(1,693)	(6,290)
Increase in restricted cash		(29)	—
Net cash used in investing activities		(18,425)	(22,204)
FINANCING ACTIVITIES:
Principal payments on debt	10	(846)	(2,271)
Proceeds from debt agreements		—	3,000
Shares issued, net	11	24,524	—
Net cash provided by financing activities		23,678	729
Increase/(decrease) in cash and cash equivalents		14,691	(20,547)
Cash and cash equivalents, beginning of period		21,764	35,108
Cash and cash equivalents, end of period		$36,455	$14,561
See Note 20 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at December 31, 2015	259,897,095	$695,555	$32,612	$(793,304)	$(66,097)	$(131,234)
Options granted net of forfeitures	—	—	306	—	—	306
Deferred share units granted	—	—	129	—	—	129
Net income	—	—	—	2,051	263	2,314
Balance at March 31, 2016	259,897,095	$695,555	$33,047	$(791,253)	$(65,834)	$(128,485)

Balance at December 31, 2016	335,356,450	$746,542	$33,861	$(832,951)	$(68,213)	$(120,761)
Shares issued (see Note 11)	40,809,502	35,682		—	—	35,682
Options granted net of forfeitures	—	—	603	—	—	603
Deferred share units granted	—	—	95	—	—	95
Share issue costs	—	(1,976)	—	—	—	(1,976)
Net income	—	—	—	170	(420)	(250)
Balance at March 31, 2017	376,165,952	$780,248	$34,559	$(832,781)	$(68,633)	$(86,607)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017 and 2016
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE MKT under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach ("CIL") processing plant (collectively, “Wassa”), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations (“Bogoso”), the Prestea open-pit mining operations and the Prestea underground development project located near the town of Prestea, Ghana. We hold interests in several gold exploration projects in Ghana and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2016, except for the changes in accounting policies as described below.
These condensed interim consolidated financial statements were approved by the Board of Directors of the Company on May 3, 2017.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and the Company's 5% Convertible Debentures which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
The Company has adopted the following new and revised standards, effective January 1, 2017. These changes were made in accordance with the applicable transitional provisions.
IAS 7 Statement of cash flows - Disclosures related to financing activities was amended to require disclosures about changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. As a result of the adoption of IAS 7, the Company has included additional disclosure on non-cash changes of debt amounts in Note 20.
IAS 12 Income taxes - Deferred tax was amended to clarify (i) the requirements for recognizing deferred tax assets on unrealized losses; (ii) deferred tax where an asset is measured at a fair value below the asset's tax base, and (iii) certain other aspects of accounting for deferred tax assets. The adoption of this amendment did not result in any impact to the Company's financial statements.
Standards, interpretations and amendments not yet effective
IFRS 9 Financial Instruments was issued in July 2014 and includes (i) a third measurement category for financial assets - fair value through other comprehensive income; (ii) a single, forward-looking "expected loss" impairment model, and (iii) a mandatory effective date of annual periods beginning on or after January 1, 2018. The Company is still assessing the impact of this standard.
IFRS 15 Revenue from Contracts with Customers was amended to clarify how to (i) identify a performance obligation in a contract; (ii) determine whether a company is a principal or an agent; and (iii) determine whether the revenue from granting a license should be recognized at a point in time or over time. In addition to the clarifications, the amendments include two additional reliefs to reduce cost and complexity for a company when it first applies the new standard. The amendments have the same effective date as the standard, which is January 1, 2018. The Company is still assessing the impact of this standard.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019. The Company is still assessing the impact of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at March 31, 2017 and December 31, 2016:

		March 31, 2017		December 31, 2016
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$13,477	$13,477	$13,294	$13,294
Warrants	2	3,179	3,179	2,729	2,729
7% Convertible Debentures embedded derivative	3	9,927	9,927	15,127	15,127
There were no non-recurring fair value measurements of financial instruments as at March 31, 2017.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2017, there were no transfers between the levels of the fair value hierarchy.
(Gain)/loss on fair value of financial instruments in the Statement of Operations includes the following components:

	Three Months Ended March 31,
	2017	2016
Loss/(gain) on fair value of 5% Convertible Debentures	$183	$(511)
Loss on fair value of warrants	450	1,131
Gain on fair value of 7% Convertible Debentures embedded derivative	(3,131)	—
Unrealized loss on non-hedge deriviative contracts	—	1,254
Loss on settled derivative contracts	—	333
	$(2,498)	$2,207

The valuation techniques that are used to measure fair value are as follows:
5% Convertible Debentures
The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued based on a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury bills with maturity similar to the remaining life of the 5% Convertible Debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. A market-based volatility rate has been applied to the fair value computation. Inputs used to determine the fair value on March 31, 2017 and December 31, 2016 were as follows:

	March 31, 2017	December 31, 2016
5% Convertible Debentures
Risk-free interest rate	0.8%	0.6%
Risk premium	10.8%	10.6%
Expected volatility	40.0%	40.0%
Remaining life (years)	0.2	0.4
The following table presents the changes in the 5% Convertible Debentures for the three months ended March 31, 2017:

Fair value
Balance, December 31, 2016	$13,294
Loss in the period included in earnings	183
Balance, March 31, 2017	$13,477
If the risk premium increases by 5%, the fair value of the 5% Convertible Debentures would decrease and the related loss in the Statement of Operations would decrease by $0.1 million at March 31, 2017. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
Warrants
As part of the term loan transaction with Royal Gold, Inc. ("RGI"), 5,000,000 warrants to purchase Golden Star shares were issued to RGI. The warrants have a $0.27 exercise price and expire on July 28, 2019, being the fourth year anniversary of the date of issuance. These instruments are fair valued based on a Black-Scholes model with the following inputs on March 31, 2017 and December 31, 2016:

	March 31, 2017	December 31, 2016
Warrants
Risk-free interest rate	0.8%	0.8%
Expected volatility	84.4%	82.6%
Remaining life (years)	2.4	2.6
The following table presents the fair value changes in the warrants for the three months ended March 31, 2017:

Fair value
Balance, December 31, 2016	$2,729
Loss in the period included in earnings	450
Balance, March 31, 2017	$3,179

7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at March 31, 2017 and December 31, 2016 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	March 31, 2017	December 31, 2016
Embedded derivative
Risk-free interest rate	2.1%	1.7%
Risk premium	8.3%	12.9%
Borrowing costs	15.0%	10.0%
Expected volatility	45.0%	45.0%
Remaining life (years)	4.4	4.6
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the three months ended March 31, 2017:

Fair value
Balance, December 31, 2016	$15,127
Gain on conversions	(2,069)
Gain in the period included in earnings	(3,131)
Balance, March 31, 2017	$9,927
If the risk premium increases by 5%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related gain in the Statement of Operations would increase by $0.1 million at March 31, 2017.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	March 31, 2017	December 31, 2016
Stockpiled ore	$23,105	$23,833
In-process ore	4,010	5,008
Materials and supplies	17,957	14,824
Finished goods	487	716
Total	$45,559	$44,381
The cost of inventories expensed for the three months ended March 31, 2017 and 2016 was $47.9 million and $37.9 million, respectively.
$1.6 million of net realizable value adjustments were recorded for stockpiled ore in the three months ended March 31, 2017 (three months ended March 31, 2016 - $nil).

6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
As of December 31, 2016	$461,438	$746,657	$131,409	$1,339,504
Additions	—	155	15,601	15,756
Transfers	16,408	30,814	(47,222)	—
Capitalized interest	—	—	947	947
Disposals and other	(6,930)	—	(390)	(7,320)
As of March 31, 2017	$470,916	$777,626	$100,345	$1,348,887

Accumulated depreciation
As of December 31, 2016	$431,698	$692,789	$—	$1,124,487
Depreciation and amortization	3,237	5,125	—	8,362
Disposals and other	(6,677)	—	—	(6,677)
As of March 31, 2017	$428,258	$697,914	$—	$1,126,172

Carrying amount
As of December 31, 2016	$29,740	$53,868	$131,409	$215,017
As of March 31, 2017	$42,658	$79,712	$100,345	$222,715
As at March 31, 2017, equipment under finance leases had net carrying amounts of $0.9 million. The total minimum lease payments are disclosed in Note 10 - Debt.
No depreciation is charged to construction in progress assets. For the three months ended March 31, 2017, the general capitalization rate for borrowing costs was 6%.
7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	March 31, 2017	December 31, 2016
Trade and other payables	$52,174	$48,591
Accrued liabilities	27,833	35,998
Payroll related liabilities	5,804	8,311
Total	$85,811	$92,900

8. REHABILITATION PROVISIONS
At March 31, 2017, the total undiscounted amount of future cash needs was estimated to be $83.2 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Beginning balance	$77,382	$79,685
Accretion of rehabilitation provisions	311	1,368
Changes in estimates	—	1,856
Cost of reclamation work performed	(1,491)	(5,527)
Balance at the end of the period	$76,202	$77,382

Current portion	$5,445	$5,515
Long term portion	70,757	71,867
Total	$76,202	$77,382
9. DEFERRED REVENUE
During the three months ended March 31, 2017, the Company sold 5,671 ounces of gold to RGLD Gold AG ("RGLD"). Revenue recognized on the ounces sold to RGLD during the three months ended March 31, 2017 consisted of $1.4 million of cash payment proceeds and $3.3 million of deferred revenue recognized in the period (see Note 15). The Company has delivered a total of 36,036 ounces of gold to RGLD since the inception of the Streaming Agreement.

	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Beginning balance	$114,112	$65,379
Deposits received	10,000	60,000
Deferred revenue recognized	(3,289)	(11,267)
Balance at the end of the period	$120,823	$114,112

Current portion	$19,635	$19,234
Long term portion	101,188	94,878
Total	$120,823	$114,112

10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	March 31, 2017	December 31, 2016
Current debt:
Equipment financing credit facility	$445	$931
Finance leases	1,162	1,153
5% Convertible Debentures at fair value (see Note 4)	13,477	13,294
Vendor agreement	3,067	—
Total current debt	$18,151	$15,378
Long term debt:
Equipment financing credit facility	$75	$188
Finance leases	549	806
7% Convertible Debentures	41,107	47,617
Royal Gold loan	18,575	18,496
Vendor agreement	19,454	22,338
Total long term debt	$79,760	$89,445

Current portion	$18,151	$15,378
Long term portion	79,760	89,445
Total	$97,911	$104,823
7% Convertible Debentures
A total of 9,445,552 shares were issued on conversion of $8.5 million principal amount of 7% Convertible Debentures during the three months ended March 31, 2017. The Company recorded a net loss on conversions of $0.2 million. The Company also made make-whole interest payments of $1.4 million as a result of the conversions. As at March 31, 2017, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Three Months Ended March 31, 2017	Year Ended December 31, 2016
Beginning balance	$47,617	$—
Principal value of debt issued	—	65,000
Embedded derivative fair value at debt issuance	—	(12,259)
Transaction costs	—	(2,271)
Conversions	(6,947)	(3,708)
Accretion of debt	437	855
Balance at the end of the period	$41,107	$47,617
Ecobank Loan III
During the quarter, the Company through its subsidiary Golden Star (Wassa) Limited closed a $25 million secured Medium Term Loan Facility ("Ecobank Loan III") with Ecobank Ghana Limited. This $25 million loan has a term of 60 months from the date of initial drawdown and is secured by, among other things, Wassa's existing plant, machinery and equipment limited to having a forced sale value of $32.5 million. The interest rate on the loan is three month LIBOR plus 8%, per annum, payable monthly in arrears beginning a month following the initial drawdown. Payment of principal commences six months following the initial drawdown and is thereafter payable quarterly in arrears. The Company has twelve months to make drawdowns on the loan. The Company has not drawdown this facility at March 31, 2017.

Schedule of payments on outstanding debt as of March 31, 2017:

	Nine months ending December 31, 2017	Year ending December 31, 2018	Year ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Maturity
Equipment financing loans
Principal	$332	$188	$—	$—	$—	2016 to 2018
Interest	19	4	—	—	—

Finance leases
Principal	905	806	—	—	—	2018
Interest	68	24	—	—	—

5% Convertible Debentures
Principal	13,611	—	—	—	—	June 1, 2017
Interest	340	—	—	—	—

7% Convertible Debentures
Principal	—	—	—	—	51,498	August 15, 2021
Interest	1,802	3,605	3,605	3,605	3,605

Royal Gold loan
Principal [1]	—	—	20,000	—	—	2019
Interest [2]	1,125	1,500	875	—	—

Vendor agreement
Principal	—	12,266	12,266	—	—
Interest	1,380	1,418	498	—	—

Total principal	$14,848	$13,260	$32,266	$—	$51,498
Total interest	4,734	6,551	4,978	3,605	3,605
	$19,582	$19,811	$37,244	$3,605	$55,103
1 Beginning with the three months ending June 30, 2017, the excess cash flow provision of the Royal Gold loan comes into effect. The excess cash flow provision as defined in the Royal Gold loan agreement requires the Company to make mandatory repayments of 25% of excess cash flow for the remainder of 2017 and mandatory repayments of 50% excess cash flow beginning 2018 until maturity. As excess cash flow is dependent upon factors beyond the Company's control such as gold price, no excess cash flow repayments have been considered. The schedule of payments shows the total principal amount outstanding settled at maturity.
2 Interest payments on the Royal Gold loan are based on the average daily London Bullion Market Association ("LBMA") gold price multiplied by 62.5% divided by 10,000 to a maximum interest rate of 11.5% per annum. The estimated interest payments are calculated based on $1,200 per ounce LBMA gold price.
11. SHARE CAPITAL

		Number of Common Shares	Share Capital
Balance at December 31, 2016		335,356,450	$746,542
Bought deal	a	31,363,950	26,203
Conversion of 7% Convertible Debentures	b	9,445,552	9,479
Share issue costs		—	(1,976)
Balance at March 31, 2017		376,165,952	$780,248

a.
On February 7, 2017, the Company closed a bought deal of 31,363,950 common shares, which includes shares issued upon full exercise of the over-allotment option, at a price of C$1.10 per share, for net proceeds to the Company of $24.5 million.

b.
During the three months ended March 31, 2017, a total of 9,445,552 shares were issued on conversion of $8.5 million principal amount of 7% Convertible Debentures. The Company recorded a $9.5 million increase in equity offset by capitalized share issue costs of $0.3 million, resulting in a net equity increase of $9.2 million. The Company recorded a net loss on conversions of $0.2 million.

12. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $11.7 million, all of which are expected to be incurred within the next nine months.
13. SHARE-BASED COMPENSATION
Non-cash employee compensation expenses recognized in general and administrative expense in the Statements of Operations and Comprehensive Income are as follows:

	Three Months Ended March 31,
	2017	2016
Share options	$603	$306
Deferred share units	95	129
Share appreciation rights	316	214
Performance share units	3,701	3,695
	$4,715	$4,344
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the three months ended March 31, 2017 and 2016 were based on the weighted average assumptions noted in the following table:

	Three Months Ended March 31,
	2017	2016
Expected volatility	73.72%	71.22%
Risk-free interest rate	1.85%	1.38%
Expected lives	5.97 years	5.19 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the three months ended March 31, 2017 was $0.85 (three months ended March 31, 2016 - $0.33). As at March 31, 2017, there was $1.1 million of share-based compensation expense (March 31, 2016 - $0.6 million) relating to the Company's share options to be recorded in future periods. For the three months ended March 31, 2017, the Company recognized an expense of $0.6 million (three months ended March 31, 2016 - $0.3 million).

A summary of option activity under the Company's Fourth Amended and Restated 1997 Stock Option Plan during the three months ended March 31, 2017 are as follows:

	Options (‘000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2016	16,119	1.29	5.7
Granted	2,252	1.30	9.9
Forfeited	(612)	2.23	2.5
Expired	(989)	2.08	—
Outstanding as of March 31, 2017	16,770	1.21	6.5

Exercisable as of December 31, 2016	11,738	1.55	4.8
Exercisable as of March 31, 2017	12,804	1.31	5.8
Deferred share units ("DSUs")
For the three months ended March 31, 2017, the DSUs that were granted vested immediately and a compensation expense of $0.1 million was recognized for these grants (three months ended March 31, 2016 - $0.1 million). As of March 31, 2017, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
Number of DSUs, beginning of period ('000)	5,734	4,496
Grants	108	756
Number of DSUs, end of period ('000)	5,842	5,252
Share appreciation rights ("SARs")
As of March 31, 2017, there was approximately $1.0 million of total unrecognized compensation cost related to unvested SARs (March 31, 2016 - $0.4 million). For the three months ended March 31, 2017, the Company recognized an expense of $0.3 million related to these cash settled awards (three months ended March 31, 2016 - $0.2 million).
A summary of the SARs activity during the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
Number of SARs, beginning of period ('000)	2,687	2,934
Grants	1,410	1,310
Exercises	(98)	—
Forfeited	(17)	(45)
Number of SARs, end of period ('000)	3,982	4,199
Performance share units ("PSUs")
For the three months ended March 31, 2017, the Company recognized an expense of $3.7 million (three months ended March 31, 2016 - $3.7 million). As at March 31, 2017, the long term PSU liability is $4.1 million, recognized on the Balance Sheet as Other Long Term Liability and the current portion of $9.7 million is recognized on the Balance Sheet as Other Liability.

A summary of the PSU activity during the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
	2017	2016
Number of PSUs, beginning of period ('000)	15,479	9,618
Grants	—	6,058
Redeemed	(1,876)	—
Number of PSUs, end of period ('000)	13,603	15,676
14. INCOME PER COMMON SHARE
The following table provides reconciliation between basic and diluted (loss)/income per common share:

	Three Months Ended March 31,
	2017	2016
Net income attributable to Golden Star shareholders	$170	$2,051

Weighted average number of basic shares (millions)	359.0	259.9
Dilutive securities:
Options	3.0	0.5
Warrants	3.4	—
Deferred stock units	5.8	4.5
Weighted average number of diluted shares (millions)	371.2	264.9

Income per share attributable to Golden Star shareholders:
Basic and diluted	$ 0.00	$0.01
15. REVENUE
Revenue includes the following components:

	Three Months Ended March 31,
	2017	2016
Revenue - Streaming Agreement
Cash payment proceeds	$1,377	$1,014
Deferred revenue recognized	3,289	2,775
	4,666	3,789
Revenue - Spot sales	63,879	57,278
Total revenue	$68,545	$61,067

16. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended March 31,
	2017	2016
Mine operating expenses	$45,053	$41,447
Severance charges	954	(71)
Operating costs to metal inventory	1,371	(3,478)
Inventory net realizable value adjustment	505	—
Royalties	3,523	3,160
	$51,406	$41,058
17. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended March 31,
	2017	2016
Interest income	$(34)	$(5)
Interest expense, net of capitalized interest (see Note 6)	2,230	2,007
Net foreign exchange gain	(1,159)	(238)
Accretion of rehabilitation provision	311	342
Conversion make-whole payment	1,445	—
	$2,793	$2,106
18. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three months ended March 31, 2017 and 2016 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended March 31,
	2017	2016
Salaries, wages, and other benefits	$786	$571
Bonuses	328	246
Share-based compensation	4,066	2,991
	$5,180	$3,808

19. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended March 31,	Wassa	Prestea	Other	Corporate	Total
2017
Revenue	$37,250	$31,295	$—	$—	$68,545
Mine operating expenses	28,225	16,828	—	—	45,053
Severance charges	954	—	—	—	954
Operating costs from/(to) metal inventory	1,482	(111)	—	—	1,371
Inventory net realizable value adjustment	505	—	—	—	505
Royalties	1,913	1,610	—	—	3,523
Cost of sales excluding depreciation and amortization	33,079	18,327	—	—	51,406
Depreciation and amortization	5,304	3,135	—	—	8,439
Mine operating (loss)/margin	(1,133)	9,833	—	—	8,700
Net loss attributable to non-controlling interest	(254)	(166)	—	—	(420)
Net (loss)/income attributable to Golden Star	$(837)	$9,958	$(1,589)	$(7,362)	$170

Capital expenditures	$3,033	$13,670	$—	$—	$16,703

2016
Revenue	$35,949	$25,118	$—	$—	$61,067
Mine operating expenses	24,035	17,412	—	—	41,447
Severance charges	113	(184)	—	—	(71)
Operating costs to metal inventory	(2,235)	(1,243)	—	—	(3,478)
Royalties	1,864	1,296	—	—	3,160
Cost of sales excluding depreciation and amortization	23,777	17,281	—	—	41,058
Depreciation and amortization	4,279	1,517	—	—	5,796
Mine operating margin	7,893	6,320	—	—	14,213
Net income/(loss) attributable to non-controlling interest	653	(390)	—	—	263
Net income/(loss) attributable to Golden Star	$6,591	$6,044	$(2,079)	$(8,505)	$2,051

Capital expenditures	$8,538	$7,376	$—	$—	$15,914

	Wassa	Prestea	Other	Corporate	Total
March 31, 2017
Total assets	$172,987	$120,314	$9,379	$18,429	$321,109

December 31, 2016
Total assets	$175,738	$109,691	$8,786	$4,635	$298,850
Currently, approximately 90% of our gold production is sold through a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for sale of the gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

20. SUPPLEMENTAL CASH FLOW INFORMATION
During the three months ended March 31, 2017 and 2016, there was no payment of income taxes. The Company paid $3.9 million of interest during the three months ended March 31, 2017 (three months ended March 31, 2016 - $1.2 million).
Changes in working capital for the three months ended March 31, 2017 and 2016 are as follows:

	Three Months Ended March 31,
	2017	2016
Decrease in accounts receivable	$3,140	$648
Increase in inventories	(1,761)	(3,651)
Increase in prepaids and other	(1,368)	(1,066)
Decrease in accounts payable and accrued liabilities	(8,298)	(2,683)
Decrease in current portion of vendor agreement	—	(3,087)
Total changes in working capital	$(8,287)	$(9,839)
Other includes the following components:

	Three Months Ended March 31,
	2017	2016
Loss on disposal of assets	$513	$—
Net realizable value adjustment on inventory	505	—
Loss/(gain) on fair value of 5% Convertible Debentures (see Note 4)	183	(511)
Loss on fair value of warrants (see Note 4)	450	1,131
Gain on fair value of marketable securities	(99)	(16)
Unrealized loss on non-hedge derivative contracts	—	1,254
Accretion of vendor agreement	183	304
Accretion of rehabilitation provisions (see Note 8)	311	342
Amortization of financing fees	79	111
Amortization of 7% Convertible Debentures discount	437	—
Loss on conversion of 7% Convertible Debentures, net	165	—
	$2,727	$2,615
Non-cash changes of liabilities arising from financing activities
During the three months ended March 31, 2017, the non-cash changes relating to the changes in liabilities arising from financing activities were $6.9 million relating to the conversion of the 7% Convertible Debentures, $0.5 million accretion of debt and $0.2 million fair value loss on the 5% Convertible Debentures.